UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated September 27, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  September 27, 2011

Exhibit No.	Description
1.	Press release, dated September 27, 2011.

Exhibit 1

Jinpan International Receives New Purchase Order From Siemens Corp.

~ Company Reiterates Comfort with Full Year 2011 Financial Forecast ~

CARLSTADT, N.J., Sept. 27, 2011 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced that it has received a purchase order for 46 units cast resin transformer from Siemens Corp. The size of the order is approximately US$3 million. The cast resin transformers are expected to be shipped to Siemens in the U.S. and recorded as revenue in 2012.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We are pleased to have received this new order from Siemens which will help expand our sales in 2012. This new order demonstrates our ongoing ability to secure orders from leading global power distribution OEM's and helps solidify our position as a cast resin manufacturer and distributor in the U.S. market. We plan to continue to develop our international sales opportunities with the aim to increase our overall market share of cast resin transformers for power distribution and wind energy products in the international market."

"For the remainder of 2011, we expect steady order flow both domestically and internationally. We are benefitting from sales generated from existing customers as well as new ones. We are reiterating comfort with our 2011 full year forecast of net sales growth of 28-32% to $184-$190 million, gross profit margin in the 36-38% range, net income growth of approximately 53-57% to $20.5-$21.0 million and that 12-14% of our 2011 full year sales will be derived from international sales."

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2010 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd